Exhibit 99
                                 [UNILEVER LOGO]

                              N E W S  R E L E A S E

                          Unilever United States, Inc.

U. S. Media Relations Contact:                 U.S. Investor Relations Contact:
Nancy Goldfarb                                 Leigh Ferst
212-906-4690                                   212-906-3430

           UNILEVER'S 2003 SECOND QUARTER AND FIRST HALF YEAR RESULTS
                       TELEPHONE CONFERENCE CALL / WEBCAST

New York, NY - July 25, 2003 --Unilever's Second Quarter and First Half Year Results for 2003 will be published at 0700hrs (London time) on Wednesday, July 30 2003.

There will be separate teleconferences for European-based and US-based analysts. The European teleconference will commence promptly at 0845 hrs (London time) and lines are open from 0815 hrs. Early dial-in is recommended. Analysts only will be able to ask questions during the call.

              EUROPEAN DIAL-IN TELEPHONE NUMBER (Listen only line)
                    +44 (0) 20 8974 7950 - PIN number 395797

The US teleconference will commence promptly at 1530 hrs (London time) and lines are open from 1500 hrs. Again, early dial-in is recommended and only analysts will be able to ask questions during the call.

                 US DIAL-IN TELEPHONE NUMBER (Listen only line)
      +1 877 810 2615 (toll free) or +1 617 786 8334 - PIN number 59071368

Recordings of both teleconferences will be accessible two hours after the conference ends, and will remain available up to and including August 13 2003.

         European replay line: + 44 (0) 1296 618700 - PIN number 373715
               US replay line: +1 888 286 8010 (toll free) or +1 617 801 6888
                               - PIN number 51788822

The webcast can be accessed via www.unilever.com and registration will open 30 minutes before each conference. An archived stream will be available from Thursday, July 31 until Wednesday, August 13 2003.
                                      -o0o-